Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

June 24, 2016

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc. File No. 333-200464

Dear Mr. Garrison:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightstone Real Estate Income Trust Inc. (the “Company”) hereby requests acceleration of the effective date of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Company’s Registration Statement referenced above, so that it may become effective at 4:00 p.m. Eastern Time on June 28, 2016, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lightstone Real Estate Income Trust Inc.

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Treasurer